AKERS BIOSCIENCES, INC.

201 GROVE ROAD

THOROFARE, NEW JERSEY 08086

June 5, 2017

Johnny Gharib

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akers Biosciences, Inc.
Registration Statement on Form S-3
Filed April 19, 2017
File No. 333-217390

Dear Mr. Gharib:

By letter dated May 4, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Akers Biosciences, Inc. (the “Company,” “we,” “us” or “our”) with the Staff’s comment to the Company’s Registration Statement on Form S-3 filed on April 19, 2017 (the “Registration Statement”). We are in receipt of your letter and set forth below is the Company’s response to the Staff’s comment. For your convenience, the comment is listed below, followed by the Company’s response.

General

1.	Your May 18, 2016 Form 8-K filed pursuant to Item 5.03 indicates that the event occurred on May 11, 2016. As such, your Form 8-K was not filed in a timely manner, and you are not eligible at this time to register the offering on Form S-3. Please see General Instruction I.A.3(b) of Form S-3. Accordingly, please withdraw your registration statement on Form S-3 and, as applicable, file a new registration statement on Form S-1.

RESPONSE: The Company’s current report on Form 8-K filed with the Commission on May 18, 2016 (the “Form 8-K”) was filed in a timely manner, though it appears on its face to have been filed late due to an incorrect date of report. The Form 8-K discloses an amendment to the Company’s by-laws (the “Amendment”), changing the quorum requirement for meetings of the Company’s stockholders. The date of the Form 8-K reflects the date the Company’s Board of Directors (the “Board”) authorized the Company’s in-house and outside counsel to begin drafting proposed language for the Amendment, not the date the Amendment was adopted. Below is a summary of relevant events related to the Amendment and the filing of the 8-K.

●	On May 11, 2016 (the date the Form 8-K incorrectly lists as the date of report), the Board authorized the Company’s in-house and outside counsel to commence the Amendment process by drafting proposed Amendment language.

●	On or about May 14, 2016, our outside counsel provided us with proposed Amendment language which our in-house counsel reviewed, revised, then circulated to the Board on May 14th and 15th.

●	Following comment by the Board, our in-house counsel requested and received approval of the Amendment by the Board on May 16, 2016 (the “Approval”).

Pursuant to the foregoing, the adoption of the Amendment (the reportable event) occurred upon the Approval on May 16, 2016 and the Form 8-K, filed two business days later, was timely. Despite being timely, the Form 8K appears late because it incorrectly listed the date the Board authorized the Company’s in-house and outside counsel to commence the Amendment process by drafting proposed language (May 11, 2016).

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ John J. Gormally

John J. Gormally
Chief Executive Officer
Akers Biosciences, Inc.